FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 June 2013

HSBC TO DISPOSE OF ITS STAKE IN
DAR ES SALAAM INVESTMENT BANK

HSBC Asia Holdings BV, a wholly owned subsidiary of HSBC Holdings plc ("HSBC"), has confirmed to Dar Es Salaam Investment Bank ("DES") that, following a strategic review, it was decided to explore options for the disposal of HSBC's shareholding in DES. HSBC Asia Holdings BV owns shares representing 70.1% of the issued share capital of DES as at 31 December 2012.

HSBC Asia Holdings BV has further advised DES that it will not subscribe to any offer of shares by DES as part of its proposed capital increase.

HSBC will make a further statement if or when appropriate.

Media enquiries to:
Tim Doyne	+971 4423 5632	tim.doyne@hsbc.com
Patrick Humphris	+44 (0) 20 7992 1631	patrick.humphris@hsbc.com

Note to editors:
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 25 June 2013